SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D1(B),(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D2(B)

                              (AMENDMENT NO. 5)*

                                Biomatrix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock - $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  09060P-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

                              (Page 1 of 3 Pages)

--------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060P-10-2               13G                        Page 2 of 3 Pages

--------- ----------------------------------------------------------------------
 1.       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Janet L. Denlinger
--------- ----------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (A) [ ]
          N/A                                                  (B) [ ]
--------- ----------------------------------------------------------------------
 3.       SEC USE ONLY


--------- ----------------------------------------------------------------------
 4.       CITIZENSHIP OR PLACE OF ORGANIZATION

          The United States of America
--------- ----------------------------------------------------------------------
                          5.    SOLE VOTING POWER

                                1,338,547 (see Item 4(a))
   NUMBER OF             ------ ------------------------------------------------
    SHARES                6.    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     None
     EACH                ------ ------------------------------------------------
   REPORTING              7.    SOLE DISPOSITIVE POWER
  PERSON WITH
                                1,338,547 (see Item 4(a))
                         ------ ------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER

                                None
--------- ----------------------------------------------------------------------
 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,338,547 (see Item 4(a))
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
                                                                      [x]
--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.8%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 5 to Schedule 13G amends and restates in its entirety
Item 4 of Amendment No. 4 to Schedule 13G filed by the Reporting Person on January 21, 1999 in order to correct certain errors therein.

ITEM 4.  OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,338,547 (includes 9,750 shares issuable upon exercise of presently exercisable stock options and 359,040 shares held by the reporting person as trustee of certain trusts)
(b)  Percent of class:  11.8%
(c)  Number of shares as to which such person has:
      (i) Sole power to vote or to direct the vote: 1,338,547 shares (see 4(a) above).
      (ii) Shared power to vote or to direct the vote:  None.
      (iii)Sole power to dispose or to direct the disposition of: 1,338,547 shares (see 4(a)above).
      (iv) Shared power to dispose or to direct the disposition of:  None

     The husband of the reporting person, Dr. Endre A. Balazs, beneficially owns 2,018,657 shares of common stock of Biomatrix (including 181,078 shares held by Dr. Balazs as trustee of certain trusts). Such shares represent approximately 17.7 percent of the outstanding shares of common stock of Biomatrix. The husband of the reporting person has sole power to vote and dispose of such shares. The reporting person disclaims beneficial ownership of such shares and the filing of this Schedule 13G shall not be an admission that the reporting person is the beneficial owner of such shares for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 28, 1999
                                   _________________________
                                    (Date)

                                   /s/ Janet L. Denlinger
                                   _________________________
                                    Janet L. Denlinger